UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-17f-2
CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
OF MANAGEMENT INVESTMENT COMPANIES
Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File Number: 811 – 10587				Date examination completed: October 6, 2014
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: MCG Capital Corporation
4. Address of principal executive office (number, street, city, state, zip code): 1001 19th Street North, 10th Floor, Arlington, VA 22209
INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.
Investment Company

1	All items must be completed by the investment company.

2
Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940
October 6, 2014
Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102
To Whom It May Concern:
We, as members of management of MCG Capital Corporation (the Company), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940, as amended. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2014, and from March 31, 2014 through June 30, 2014.
Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as amended, as of June 30, 2014, and from March 31, 2014 through June 30, 2014 with respect to securities reflected in the investment account of the Company.

MCG Capital Corporation
By:

/s/ Keith Kennedy
Keith Kennedy
President & Chief Executive Officer
/s/ Jane Alley
Jane Alley
Chief Financial Officer and Treasurer

Ernst & Young LLP 8484 Westpark Drive McLean, VA 22102	Tel: (703) 747-1000 Fax: (703) 747-1031 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
MCG Capital Corporation

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that MCG Capital Corporation (the Company) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940, as amended (the Act) as of June 30, 2014. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2014, and with respect to agreement of security purchases and sales, for the period from March 31, 2014 (the date of our last examination) through June 30, 2014:

•	Confirmation of all securities held by institutions in book entry form by Wells Fargo Bank Minnesota and Computershare (the Custodians);

•	Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees or transfer agents;

•	Reconciliation of all such securities to the books and records of the Company and the Custodians; and

•
Agreement of no loan originations, one security purchase, four loan pay offs, no loan maturities, nine security sales, and one security write-off since our last report from the books and records of the Company to related agreements and supporting documentation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management's assertion that the MCG Capital Corporation complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of June 30, 2014, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of MCG Capital Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst and Young LLP
McLean, Virginia
October 6, 2014